Exhibit 99.3

ENTRÉE RESOURCES ANNOUNCES THIRD QUARTER 2017 FINANCIAL RESULTS

Vancouver, B.C., November 14, 2017 – Entrée Resources Ltd. (TSX:ETG; NYSE American:EGI – the "Company" or "Entrée") is pleased to report its financial results for the three and nine months ended September 30, 2017. Details of the Company’s third quarter 2017 financial results are contained in the unaudited consolidated financial statements and management’s discussion and analysis, which are available on the Company’s website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All figures are in US dollars unless otherwise noted.

THIRD QUARTER 2017 HIGHLIGHTS

Entrée/Oyu Tolgoi JV Property

•	Entrée has engaged its consultants, Amec Foster Wheeler Americas Limited ("Amec Foster Wheeler") to commence work on an updated National Instrument 43-101 Technical Report (the "Technical Report") on Entrée’s 20% participating interest in the Entrée/Oyu Tolgoi joint venture ("Entrée/Oyu Tolgoi JV") in Mongolia. Completion of the Technical Report will be a significant milestone for the Company as it will enable management to discuss preliminary economics for potential future phases of the Oyu Tolgoi mine, where a significant amount of the Entrée/Oyu Tolgoi JV’s mineralization occurs, thereby helping investors to understand the underlying value of Entrée’s flagship asset. The updated Technical Report will include:

-	an updated reserve case for the first lift ("Lift 1") of the Hugo North Extension block cave on the Entrée/Oyu Tolgoi JV property. The reserve will be based on information contained within the 2016 Oyu Tolgoi Feasibility Study finalized in May 2016 by Entrée’s joint venture partner Oyu Tolgoi LLC ("OTLLC"). First development production from Lift 1 on the Entrée/Oyu Tolgoi JV property is expected in approximately 2021; and
-	a Preliminary Economic Assessment of Entrée’s interest in both Lift 2 of the Hugo North Extension copper-gold deposit ("Lift 2") and the Heruga copper-gold-molybdenum deposit ("Heruga").

•	Entrée management visited the Oyu Tolgoi mine in early September and had an opportunity to tour some of the main surface infrastructure, including the concentrator and tailings facilities and to also go underground to observe some of the development work completed to date. This visit included a review of plans with OTLLC for the immediate and medium-term future. Entrée is pleased to report that project development, including both direct production and supporting infrastructure, appears to be on track and is being completed to the highest safety and operating standards.
•	The development of Shaft 4, which is the first physical development work on the Entrée/Oyu Tolgoi JV property, is expected to commence in 2018. Shaft 4 will provide the necessary ventilation required to support mining of the northern part of the Hugo North deposit (including Hugo North Extension on the Entrée/Oyu Tolgoi JV property), which is reported to contain some of the highest-grade copper-gold mineralization in the entire Oyu Tolgoi project. Completion of Shaft 4 is expected in 2021.

•	As reported by Turquoise Hill Resources Ltd. ("Turquoise Hill") on November 2, 2017, production from the Lift 1 underground mine, which starts on OTLLC’s Oyu Tolgoi mining license, remains on track for first draw bell in mid-2020 and sustainable first production in 2021. Activities reported in Q3 2017 include:
-	Underground lateral development made good progress with approximately 1.4 equivalent kilometres completed. Since the re-start of development in 2016, a total of 5.4 equivalent kilometres of lateral development has been completed.
-	The third development crew was deployed. Crews four and five were in training during the quarter and are expected to be deployed during Q4 2017. Also during Q3 2017, commissioning of the new 3,500 tonne per day development crusher was completed. With the deployment of crews four and five, a step up in lateral development rates is expected to begin in Q4 2017.
-	At the end of Q3 2017, Shaft 2 sinking was at 1,249 metres and work had commenced on the service-level excavation that has a floor at 1,256 metres. Shaft 2 sinking is expected to be complete in 2017 at a final depth of 1,284 metres with fit out occurring over 2018. Shaft 2 is key to future increases in lateral development activity.
-	Shaft 5 sinking progressed approximately 214 metres during Q3 2017. During September, the underground team achieved the best sinking rate for Shaft 5 since project re-start averaging 2.6 metres per day. Sinking of Shaft 5 began slower than expected due to an extended construction re-start period and lower productivity with completion now likely in early 2018. When completed, Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities; however, with good early progress and continued on-plan lateral development, the completion of Shaft 5 sinking in early 2018 is not expected to materially impact the lateral development plan.
-	Development of the convey-to-surface decline continued to progress with month-on-month improvement resulting from the use of project-wide process optimization techniques. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator; however, it is not a critical path item for first draw bell planned in mid-2020. Expected completion of the convey-to-surface system is 2022, which will facilitate the ramp up to full production by 2027.

Corporate

•	Q3 2017 net loss from continuing operations, was $0.3 million as compared to Q3 2016 ($1.0 million), a reduction of 70% from the comparative period of 2016.
•	As at September 30, 2017, cash on hand was $7.7 million with a working capital balance of $7.8 million.

OUTLOOK AND STRATEGY

Entrée/Oyu Tolgoi JV Property

Amec Foster Wheeler has completed its initial data review, and has commenced work on an updated Technical Report relating to Entrée’s 20% participating interest in the Entrée/Oyu Tolgoi JV in Mongolia.

As previously noted, the updated Technical Report will include an updated reserve case for Lift 1 of the Hugo North Extension block cave on the Entrée/Oyu Tolgoi JV property and a Preliminary Economic Assessment of Entrée’s interest in both Lift 2 and Heruga. The updated reserve case will be based on information contained within the 2016 Oyu Tolgoi Feasibility Study finalized in May 2016 by Entrée’s joint venture partner OTLLC. First development production from Lift 1 on the Entrée/Oyu Tolgoi JV property is expected in approximately 2021. The Company estimates the cost to be approximately $0.5 million to complete and publish the report. The Technical Report is expected to be completed by January 2018.

Corporate

With the completion of the restructuring done early in the year and the commencement of the Technical Report, the Company’s focus will be to maximize investor awareness of the impending Technical Report and what the results of this report mean to the Company and all stakeholders, both current and potential. Corporate costs going forward are estimated at $0.3 million per quarter, which include marketing and compliance costs, and the Company continues to estimate total corporate costs of between $1.6 million and $1.8 million for the 2017 year.

QUALIFIED PERSON

Robert Cinits, P.Geo., Entrée's Vice President, Corporate Development, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world’s largest copper-gold projects – the Oyu Tolgoi project in Mongolia. The Entrée/Oyu Tolgoi joint venture property includes the Hugo North Extension and Heruga copper-gold deposits, as well as a large underexplored, highly prospective land package. Rio Tinto is managing the construction of Lift 1 of the Hugo North underground block cave on both the Oyu Tolgoi mining license and the Entrée/Oyu Tolgoi joint venture property. Lift 1 underground development is fully financed. Entrée has a 20% carried participating interest in the Entrée/Oyu Tolgoi joint venture, with a 30% interest in all mineralization identified above 560 metres elevation from the Entrée/Oyu Tolgoi joint venture property. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill Resources Ltd. are major shareholders of Entrée, holding approximately 14%, 10% and 8% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

FURTHER INFORMATION

David Jan

Investor Relations

Entrée Resources Ltd.

Tel: 604-687-4777 | Toll Free: 1-866-368-7330

E-mail: djan@EntreeResourcesLtd.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; requirements for additional capital; uses of funds; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; anticipated future production, capital and operating costs, cash flows and mine life; completion of an updated Technical Report that includes a Preliminary Economic Assessment of Entrée’s interest in Lift 2 of the Hugo North Extension deposit and the Heruga deposit; the expected timing of first physical development on the Entrée/Oyu Tolgoi joint venture property; the expected timing for completion of Shaft 4; the expected timing of first development production from Lift 1 of the Hugo North Extension deposit; construction and continued development of the Oyu Tolgoi underground mine; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which the Company will operate in the future, including the price of copper, gold and silver, and the status of the Company’s relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC (“OTLLC”), Rio Tinto and Turquoise Hill Resources Ltd. (“Turquoise Hill”). With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the ability of OTLLC to draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine. Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; the size, grade and continuity of deposits not being interpreted correctly from exploration results; the results of preliminary test work not being indicative of the results of future test work; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgments in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licenses or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2016, dated March 10, 2017 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.